Filing under Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Filing by: Meredith Corporation
Subject Company: Meredith Corporation
Commission File No.: 001-05128
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EDITED TRANSCRIPT
MEG - Media General to Acquire Meredith Corp - Conference Call EVENT DATE/TIME: SEPTEMBER 08, 2015 / 12:30PM GMT
OVERVIEW:
On 09/08/15, Co. announced a transaction by which MEG and Meredith will combine and create Meredith Media General.

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SEPTEMBER 08, 2015 / 12:30PM, MEG - Media General to Acquire Meredith Corp - Conference Call

CORPORATE PARTICIPANTS
Mike Lovell Media General, Inc. - Director of IR
Vince Sadusky Media General, Inc. - CEO
Steve Lacy Meredith Corporation - Chairman and CEO
Joe Ceryanec Meredith Corporation - CFO
Jim Woodward Media General, Inc. - CFO

CONFERENCE CALL PARTICIPANTS
William Bird FBR Capital Markets - Analyst
James Dix Wedbush Securities - Analyst
Aaron Watts Deutsche Bank - Analyst
Barry Lucas Gabelli & Co. - Analyst
David Hebert Wells Fargo Securities, LLC - Analyst
Jason Bazinet Citigroup - Analyst
Tracy Young Evercore Partners - Analyst
Jim Goss Barrington Research - Analyst
David Bank RBC Capital Markets - Analyst
Leo Kulp RBC Capital Markets - Analyst

PRESENTATION
Operator
Ladies and gentlemen, thank you for standing by. Welcome to the Meredith Media General conference call.
(Operator Instructions)
As a reminder this conference is being recorded. I'd now like to turn the conference over to Mike Lovell. Please go ahead.
Mike Lovell - Media General, Inc. - Director of IR
Hello. Good morning, everyone. Before getting started this morning I hope you've had the opportunity to access the presentation that's posted to both Media General's and Meredith's websites. We will use it today to structure our remarks.
I also want to remind you that we will be discussing forward-looking information and of our Safe Harbor policy set forth on slide 2 of that presentation. Also, as we note on slide 3, we will be filing materials with the SEC, including a registration statement containing a proxy statement and prospectus. We encourage you to read these materials because they will contain important information about the proposed transaction.
And with that introduction I'm going to turn it over now to Media General's CEO Vince Sadusky to begin our presentation
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Vince Sadusky - Media General, Inc. - CEO
Thank you. Good morning, everyone. I'm Vince Sadusky, President and CEO of Media General. Thank you for being here on such short notice. I'm pleased to be joined this morning by Steve Lacy, Chairman and CEO of Meredith Corporation; Jim Woodward, Media General's CFO; and Joe Ceryanec, Meredith's CFO.

Earlier this morning we announced the transaction by which Media General and Meredith will combine to create Meredith Media General. We are very excited about this combination, which creates a leading multi-platform and diversified media company, well-positioned to drive value for our customers, shareholders and employees. Let me briefly review a few of the reasons why we find this transaction so compelling and then Steve will take you through the presentation.
Meredith Media General will have attractive and well-positioned assets across TV broadcasting, proprietary branded content and digital. The Company will be the third largest owner of major network affiliates. In this position, we will have a presence in 54 markets initially with 88 stations enabling us to reach 30% or approximately 34 million US TV households.
Meredith Media General will also be a top digital platform, reaching over 200 million monthly unique visitors in a national multimedia platform of brands focused on desirable content verticals. Together, Media General and Meredith will be well-positioned to continue innovating, delivering quality content and choice to consumers and thriving in a highly competitive rapidly evolving media marketplace.
From a financial perspective, this transaction will provide significant value to shareholders of both companies. The transaction will generate significant synergies and free cash flow and will be accretive to Media General's free cash flow per share in the first full calendar year post closing. From both a strategic and financial perspective, this transaction is compelling, and we look forward to working with the team at Meredith to compete the transaction as expeditiously as possible and ensure a smooth transition for the stakeholders of both organizations.
With that let me turn the call over to Steve.
Steve Lacy - Meredith Corporation - Chairman and CEO
Thank you very much, Vince. And good morning, everyone. Beginning in the deck or the presentation on slide 4, this is an exciting and a transformational day for our two companies for a number of reasons.
First of all, the new Meredith Media General will in fact create a powerful multimedia and diversified company of scale that will be the third largest owner of major network affiliates in the country, reaching 30% of US households; a top digital operator, reaching more than 200 million monthly unique visitors; and it will possess the country's largest female audience, reaching 100 million American women with trusted brands including Better Homes & Gardens, Parents, Allrecipes and Shape.
Second, this transaction will generate significant revenue, EBITDA and free cash flow with opportunities for total shareholder return beyond either capabilities of each company as a standalone entity. In its first full year, the new combined company is expected to generate approximately $3 billion in total revenue. That includes $500 million of digital revenue and over $900 million in EBITDA including first-year synergies, all on a pro forma basis. We expect the new Company will generate approximately $1 billion in pro forma cumulative free cash flow over its first two full years post closing.
Third, we've identified synergies of $80 million through a combination of both revenue and cost opportunities. Fourth, it puts us in an even stronger position to continue the industry consolidation strategy that has been successfully employed by both Meredith and Media General over the last several years. And, finally, the new company -- again, which will be called Meredith Media General -- will be led by a strong management team with expertise at operating multi-platform media businesses and a proven track record of creating shareholder value.
Moving ahead to slide 5, this transaction creates substantial value for the shareholders of both companies. For each share of Media General stock, its shareholders will receive 1 share of Meredith Media General. And for each share of Meredith stock, its shareholders will receive 1.5214 shares of Meredith Media General stock and a cash payment of $34.57. As a result, Media General shareholders will own 65% of the new Company and Meredith shareholders will own 35% of Meredith Media General.
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Looking at more details of the transaction itself -- we're now on slide 6 -- I will serve as Chief Executive Officer and Joe Ceryanec, who is with us today, will serve as the CFO. The balance of the senior executive team will include a combination of our two existing management teams. The Board will consist of 12 directors, including 8 designated by Media General, and 4 designated by Meredith. The new Meredith Media General will maintain our corporate offices in Des Moines and also in Richmond, Virginia.
Regarding capital allocation, Meredith Media General will have a continued strong focus on capital stewardship and total shareholder return. Our priority in the near term will be rapid debt reduction. As many of you know, we on the Meredith side, have a longstanding commitment to returning cash to our shareholders. And the new company intends to issue a dividend subject to future Board authorization. We will continue to communicate update on the dividend policy to the investment community as the details develop.
We expect the transaction to close by June 30, 2016 subject, of course, to shareholder and regulatory approval. Part of that approval all involve swapping or divesting overlapping stations in the six markets that are listed at the bottom of the slide.
Turning on now to slide 7, we've put together a strategic snapshot of the new Meredith Media General, a true player of scale across three major media platforms. Importantly, we are bringing together great brands and content, large-scale distribution across platform, and very strong relationships with both national and local advertisers, along, of course, with the individuals consumer. Looking at those platforms in more detail, first, Meredith Media General will be a local broadcaster of significant scale. They will have presence in 54 markets with 88 stations, operate strong digital sites and possess significant broadcast spectrum. It will also have the opportunity for further consolidation under SEC caps.
Second, Meredith Media General will be a powerful digital operator of national scale. It will leverage the very strong content creation capabilities of our national media brands and reach over 200 million monthly unique visitors with two primary digital business activities -- digital Media and advertising based on the brands we own and operate, and digital marketing services for our corporate clients' brands, as well. It will also have the opportunity for further consolidation in the digital industry.
Third, Meredith Media General will possess powerful nationally-known multimedia brands, reaching 100 million American women including over 60% of the US female millennials, on trusted and vibrant multi-platform brands focused on desirable content verticals, and operate a high-margin brand licensing business and again have the opportunity for further industry consolidation. Meredith Media General will be a formidable leader in the local broadcasting space with approximately $2 billion in local broadcasting related revenue, ranking us number two in the industry measured by that metric. Meredith Media General will also be the number one owner of Big Four affiliated stations in the nation's top 50 markets.
As slide 8 illustrates, Meredith Media General will be the third largest local broadcaster measured in terms of stations owned. We will reach 30% of US TV households which equates to 34 million homes. Again, this is assuming we divest in the six markets and we don't find swap opportunities, so there's a chance our reach could even be broader. And, finally, in 80% of our markets we are ranked either number one or number two in revenue share.
Meredith Media General will possess a wide geographic reach, as you can see on slide 9. Importantly, we will be in many of the so-called battleground states that garner significant political advertising dollars. These include important markets in Florida, Ohio, Pennsylvania, Virginia, North Carolina, Iowa, Colorado, Nevada, Michigan, and Wisconsin.
We do have overlaps in six markets -- Portland, Hartford, Springfield, Mass, Nashville, Mobile and Greenville. We will divest in those markets to comply with FCC rules and have already begun exploring station swap opportunities. We could, of course, sell those stations if we don't find attractive options for swap.
Turning to slide 10, Meredith Media General will possess a diverse portfolio of high quality network affiliates, lessening our reliance on any one particular network. More than 30% of our portfolio will be affiliated with CBS, which has been the top ranked network for the last several years. Another 40% will be pretty evenly distributed between NBC, Fox, and ABC the other Big Four networks.
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We're very excited about the opportunities this transaction creates for our digital business, as well. As we detail on slide 11 we will have tremendous scale, with 200 million monthly unique visitors including a substantial reach to women and to millennials. We'll possess unique first-party data to provide our clients with actionable insight and analytics.

We're forecasting 500 million of annual digital revenues from these diverse and fast-growing services, including advertising, marketing services, and, of course, from the individual consumer. We'll operate an unparalleled suite of well-known national brands and we'll use our proprietary ad technology to deliver strong results for our advertising customers.
Our digital business will have two main components. First, on slide 12, we will produce and, of course, monetize branded content for the sites we own and operate. These include great brands such as Allrecipes, which is the world's largest digital food brand, along with brands such as Better Homes & Gardens, Parents, Martha Stewart, Shape, Eating Well, and My Wedding, we reach females across adult life stages, including a substantial number of millennials.
We'll own and operate proprietary digital ad sales platforms that are directly sold and automated, branded and performance-driven, and operate on both the national and local levels. These include Selectable Media, Grocery Server, Dedicated Media, and Lin Digital. We'll generate revenues from the consumer, from e-commerce and paid service platforms, including ShopNation and Dedicated Media.
Additionally, as you can see on slide 13, we will work with many of the nation's leading brands in areas of expertise, which include CRM campaigns across multiple platforms and digital, mobile, social, experiential and databased marketing. In addition to our broadcast and digital platforms, Meredith Media General will also feature Meredith's highly regarded national brands, highlighted on slide 14. We already deliver the largest female reach in the country with 100 million unduplicated female consumers, and that includes 70 million monthly unique digital visitors and over 60% of millennial women.
Our brands lead in their marketplaces, be it Better Homes & Gardens in the home category, Allrecipes in food, Parents in the parenting space, or Shape in the women's active lifestyle category. Our portfolio is strategically focused on what matters most to women -- their families, their homes, and the health and well-being of their families.
Licensing is another way we leverage our national brands to generate more consumer revenue, as detailed on slide 15. Our brand licensing revenues have more than doubled over the last five years, led by our broad relationship with Walmart stores across the country where we have more than 3,000 Better Homes & Gardens branded SKUs available in all 4,000 Walmart stores on a nationwide basis.
We also have a rapidly growing Better Homes & Gardens real estate program that continues to expand. It now includes more than 250 retail offices across the United States and Canada and more than 8,300 individual real estate agents. Our brand licensing business has grown to the point that it has been ranked number three in the world based on retail sales transactions, alongside licensing giants such as Disney and Hasbro.
I hope we've provided you a better understanding of the strategic rationale behind the new Meredith Media General combination and the tremendous broadcast, digital, and national platforms that we'll own and operate. Now I'm going to turn the conversation over to Joe Ceryanec who, as I mentioned earlier, will be the CFO of the new Meredith Media General, for more detail on the financial rationale.
Joe Ceryanec - Meredith Corporation - CFO
Thanks, Steve. Good morning, everybody. As you can tell, we're very excited about this transaction for its strategic fit, for the scale it gives us across our media platforms, and for the significant value we believe it creates for shareholders over both the near and long term.
I'll start on slide 16 with a pro forma look at what a combined Meredith and Media General would look like. If you use Meredith's calendarized 2014 revenue and segment EBITDA, excluding special items and pro forma, with Martha Stewart and Shape deals that Meredith did in FY15, and the pro forma revenue and EBITDA numbers presented at Media General's analyst day, you can see the Combined Company will have $3 billion in revenue. This does not factor in the meaningful revenue opportunities we expect as a Combined Company, which I'll highlight in a moment. With synergies, pro forma EBITDA is $940 million.
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Another aspect of our financial profile that this slide illustrates is our EBITDA mix shown in the pie charts at the bottom of the slide, with local broadcasting brands generating approximately 75% of total Company EBITDA, our national media brands generating 70%, and synergies generating the balance. On slide 17 we've outlined the synergies which will be a key growth driver for our financial projections.

On the revenue side, we expect increased retransmission contribution for Meredith stepping up into Media General's higher rates. And we feel quite confident about this revenue synergy because it's primarily contracted and represents a majority of the $30 million estimate we've provided. We also anticipate digital and other cross-selling opportunities as a result of our ability to apply Meredith's nationally oriented selling capabilities to Media General's very large audience.
On the cost side, we expect upfront cost savings from the elimination of duplicative functions, including the corporate structure associated with two public companies and two large broadcast companies. We also expect our larger scale to benefit our purchasing power allowing us to do better on some better contracts. In total, we expect run rate synergies of $60 million by the end of year one, growing to annual synergies of $80 million or better by the end of year two.
Those of you who follow Meredith are aware of its strong commitment to total shareholder return. While the capital structure of Meredith Media General looks somewhat different, we believe the combination of our companies represents an opportunity for stronger and more sustainable value creation for our shareholders than either company can achieve on its own.
Slide 18 lays out our priorities for capital allocation. On closing our primary focus will be using our very substantial free cash flow to rapidly and aggressively pay down debt. At close, we expect a pro forma net data EBITDA ratio of less than 5.5 times, factoring year one run rate synergies.
Prior to close Meredith will continue to pay its existing dividend, and when this transaction closes the Company intends to institute a market-based dividend policy subject to pro forma Board authorization and financing covenants. And we will provide more definitive guidance on our dividend policy prior to transaction close. Beyond these two important points, we will continue to look for opportunities to invest in our portfolio where it makes sense, either organically or through accretive tuck-in acquisitions. Finally, we intend to put in place a share buyback program to selectively and opportunistically repurchase shares.
Our view of total shareholder return breaks into three components -- earnings growth, free cash flow yield, and changes in our valuation. Our goal as a Combined Company is to deliver top quartile returns. Slide 19 sums the drivers of this value creation.
First, you have earnings driven by contracted growth and retransmission rates and expected gains in other revenue line items including political advertising, digital and other cross-selling opportunities. You also have strong margin improvement, driven primarily by cost synergies and interest savings from aggressive debt repayment.
Second, turning to cash flow yield you have value generated by dividends and additional yield from share repurchases. And, finally, while we don't control changes in our valuation, but know that this can be an important factor in value creation. We trust that our strong track record of capital stewardship, disciplined approach to managing our balance sheet, and our portfolio of businesses, will yield additional upside here.
With that, I'll turn it back to Steve for some closing comments.
Steve Lacy - Meredith Corporation - Chairman and CEO
Thank you very much, Joe. To conclude this morning before the Q&A, on slide 20, here are the five key benefits that Meredith Media General merger for shareholders of both companies. First of all, it creates a powerful multi-platform and highly diversified media company. It generates significant revenue, EBITDA and free cash flow, with opportunities for total shareholder return beyond either company's capability on its own.
Third, we've identified synergies of $80 million. Fourth, it builds a platform for continued industry consolidation, and will be led by a strong management team with expertise at operating multi-platform media businesses, and a strong track record at creating shareholder value.
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Before opening the line for questions, I want to say welcome to what will become a combined workforce of 9,000 very talented and creative employees who will play a vital role in the ongoing success of the new Meredith Media General. We're looking forward to a very bright future as a Combined Company.

Now we'll be happy to answer any questions that you might have this morning.

QUESTIONS AND ANSWERS
Operator
(Operator Instructions)
William Bird, FBR Capital Markets.
William Bird - FBR Capital Markets - Analyst
Congratulations. I was wondering if you could talk a little bit about just how this potential combination impacts your magazine acquisition strategy. And then, separately, maybe you could speak to maybe some of the things that are not in the synergy estimates that could create upside. Thank you.
Steve Lacy - Meredith Corporation - Chairman and CEO
Thank you, Bill. You've followed us for a very long time and know that we have been very aggressive in the magazine space, really primarily picking up what I think of as orphan brands who are operating all by themselves and having very difficult times, especially in the advertising marketplace. We would continue to look for those sort of opportunities, which as you know, have been highly accretive and, in fact, have had rapid payback periods as they become available in the marketplace.
And that, of course, would be true across each of our platforms because both companies have been very acquisitive, especially in the digital space and in local broadcasts where there continue to be a number of one- and two-station groups around in the marketplace. And as you can see we still have quite a bit of opportunity under the cap. I think that there are those, as we like to call them, tuck-in opportunities really across the three major platforms where the new company will in fact operate.
And, Joe, would you like to add a bit more to any particular places where there might be synergies that we haven't yet discovered as we think about going forward?
Joe Ceryanec - Meredith Corporation - CFO
Sure. Good morning, Bill. On page 17 you'll notice we highlighted the synergies that we've quantified as we're bringing the two companies together. I think the one big opportunity that we're going to have is when we combine these organizations, there is a lot of content creation capability, both on the local level, with 80-plus stations, as well as on the national level. As Steve mentioned, we will reach 200 monthly unique visitors. We reach a significant amount of millennial women, 100 million unduplicated women. And the ability to monetize that content across this very big distribution platform are areas that we need to continue to explore on what that can mean to the Combined Company.
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Steve Lacy - Meredith Corporation - Chairman and CEO

So, maybe, Bill, said in a slightly different way, as you know, on the cost side you can go through line item by line item through a P&L and put together pretty detailed opportunities. The two areas where historically Meredith at least has had a lot of opportunity is when we begin to look at vendor contracts, and in some places the very same vendor for the very same service. And depending on when that contract might have been negotiated, or the level of scale that the company has, we have found a lot of opportunities there.

And I think, again, on the revenue side, especially in the digital space, I believe we have upside opportunity as we look to really take the content from the Meredith side and aggressively monetize that into what is a very big digital distribution audience that Media General has built. Does that help, Bill?
William Bird - FBR Capital Markets - Analyst
Yes, that does. If I could just sneak in two more. Do you have a sense of what the CapEx synergies might look like? And then on the $2.8 billion committed financing, could you talk about what form it takes? Thank you.
Joe Ceryanec - Meredith Corporation - CFO
Bill, on the CapEx we have not quantified that yet. I think it goes without saying when you bring two big broadcast companies together, there will be opportunities and purchasing power there. As Steve mentioned, bringing the digital companies together, and consolidating those platforms, there will be back office savings there. But we have not put a fine point on that number.
On the financing side, we have committed financing from RBC and JPMorgan. We will very quickly start marketing that to a broader audience. We expect that it will be a combination of term financing as well as bonds once it's fully distributed.
William Bird - FBR Capital Markets - Analyst
Great. Think you.
Operator
James Dix, Wedbush Securities.
James Dix - Wedbush Securities - Analyst
Good morning, gentlemen. A couple questions I had. First, in terms of the 2014 pro forma numbers, any free cash flow conversion range on EBITDA that you can talk to you? You spoke a little bit about you're still working through what CapEx synergies might be, but just as we think about the combined free cash flow of the two companies, are there any other items, like cash taxes or anything, which you can give us a little bit of guidance on? And then I had just two others but I'll just stop at that one for the moment.
Joe Ceryanec - Meredith Corporation - CFO
Sure. A number that was mentioned earlier was that on a go-forward basis over the first two years of combined operations we would expect these businesses would generate $1 billion of free cash flow. And that's over the first two years post combining. Included in that is the opportunity to utilize some NOLs on the Media General side as well as some of the synergies we've mentioned.
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James Dix - Wedbush Securities - Analyst
Great. And then in terms of your combined business, any color you can give on what the mix of advertising is between local and national on a pro forma basis, and what trends the Combined Company would be seeing there, and how you might go about, in particular, driving the national advertising business as a Combined Company?

Steve Lacy - Meredith Corporation - Chairman and CEO
First and foremost, of course, on the local side the vast majority of the revenue is tied to advertising. On the national side, where we have over a series of years continued to have headwinds as it relates to print, we have the digital business growing in the mid teens, as it has in the relative near term, and is pacing in that direction in our current year.
And we've really reached the crossover point, if you will, on the national side where that digital growth, even for Meredith on a standalone basis, is quite significant. And when you add the scale and the distribution for Media General, it will be really quite powerful. So, that's the part of the combination that we are on the national side the most excited about, again taking the content that we have and further propelling the distribution that Media General has in digital.
James Dix - Wedbush Securities - Analyst
Okay, great. And do you have any rough mix, just looking at advertising only, as to what is local versus national on a pro forma basis?
Steve Lacy - Meredith Corporation - Chairman and CEO
We'll make a note of that and get back to you with that exact number. I have it in my head, of course, for Meredith, but we'll look at it for the combined business and we'll get back to you with that today, okay?
James Dix - Wedbush Securities - Analyst
Okay. Fair enough. And then my last one is just, do you have any pro forma political numbers for any of the prior even years, 2012 or 2014? Because it looks like if you get the merger closed by the middle of next year, there could be a pretty big opportunity for you with the presidential cycle. So, I just wanted to get a sense of what the magnitude might be there.
Joe Ceryanec - Meredith Corporation - CFO
What I would do is look at what the companies have done in prior cycles. This most recently completed cycle, on the Meredith side we did about $44 million, $45 million. I know Media General in the last presidential cycle on a gross basis did about $200 million gross. So, I think on a combined basis I would just look at the last two cycles to give you a proxy of what we could expect. Again, we think this could be a pretty significant cycle so, hopefully we'll do better than even the combined businesses in the last two.
Steve Lacy - Meredith Corporation - Chairman and CEO
Were we able to answer your questions?
James Dix - Wedbush Securities - Analyst Yes. Thanks very much.
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Operator
Aaron Watts, Deutsche Bank.

Aaron Watts - Deutsche Bank - Analyst
Congrats on the deal. One quick credit-focused question for me. I know you said out of the gates you are going to be a little under 5.5 times leverage. Meredith has traditionally run their business at a little lower level than that. How do you think about where you'd like to see the Company's leverage in the near or medium term settling out?
Steve Lacy - Meredith Corporation - Chairman and CEO
I would say, first and foremost, one of the things that I think is the most exciting about this business from a shareholder perspective, or certainly from those of us who are going to be involved in the combined opportunity, is the tremendous cash flow generation of these businesses, really across the board. As a result of that and our strong desire to continue to be an aggressive industry consolidator, that debt pays down pretty quickly. But more specifically, in terms of a more normalized level, I'll turn that over to Joe.
Joe Ceryanec - Meredith Corporation - CFO
As Steve said, as we look at the prior question in upcoming political cycle, we expect that that leverage level can come down quite quickly. Within two years, we'll be in the 3 to 3.5 times range. And on a go-forward basis I think that would be a level we would be comfortable running the company and maintaining the leverage level at that point.
The number out of the gate, the under 5.5, may vary somewhat depending on our ability to do swaps versus sales. So, if we have to sell some stations, we would expect that that leverage level may be a little bit lower out of the gate.
Steve Lacy - Meredith Corporation - Chairman and CEO
Does that answer your question on leverage?
Aaron Watts - Deutsche Bank - Analyst
Very helpful, guys. Thanks again.
Operator
Barry Lucas, Gabelli & Company.
Barry Lucas - Gabelli & Co. - Analyst
Just a couple of quick housekeeping first. Have you filed HSR? And, if not, when do you expect to file that? And when will the FCC documents be filed?
10
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Joe Ceryanec - Meredith Corporation - CFO

Barry, that will all be forthcoming -- HSR, FCC. We've started on the SEC process. We've already started on the station marketing. All of that will be over the next couple of weeks.

Steve Lacy - Meredith Corporation - Chairman and CEO
The answer is, Barry, they've all been started, none of them have been filed at this point.
Barry Lucas - Gabelli & Co. - Analyst
Okay. Thank you. And then more to the business side, Media General's been pretty active in content creation and just thinking of some of the announcements they made on Hollywood Live. And was hoping, combined with the Meredith content creation stuff, maybe you could provide a little bit more detail in terms of what you think the opportunity is down the road. And then, finally, I'm just going to toss this out and that is spectrum. Again, Media General's been pretty definitive in talking about or describing some of the actions they might take in the upcoming auction, and just wondering how that dovetails with your thoughts regarding the same subject.
Steve Lacy - Meredith Corporation - Chairman and CEO
Thanks, Barry/ I'm going to ask Vince to give a bit of color on your first question as it relates to those content creation capabilities that they've brought into the portfolio and then we'll come back to spectrum.
Vince Sadusky - Media General, Inc. - CEO
Barry, on the original production side, on the national piece of the business, it's a key strategic initiative of Media General's going forward with our new scale. One of the features I think that's so attractive about this combination is Meredith is a nationally recognized branded company with deep advertiser relationships on not only the print and digital side of the business but also with MXM, their digital products-oriented marketing company.
So, I think the combination of those terrific brands that are recognized, that have real digital power as well, combined with not only bite-sized studios, both digitally and television production capabilities, but also Federated Media and our early entry into the new front market on the digital side. I think it's just a powerhouse combination, especially when you look at the scale and the reach on both the television side as well as on the digital unique side.
Steve Lacy - Meredith Corporation - Chairman and CEO
Is that helpful, Barry, on that piece?
Barry Lucas - Gabelli & Co. - Analyst
Yes, thank you.
Steve Lacy - Meredith Corporation - Chairman and CEO
And then on the spectrum site, really, the transaction doesn't affect the Company's spectrum auction plans, although we recognize that there's some safeguards due to the anti-collusion rules. But everything that we've been public about as it relates to either Media General separately or Meredith really continues as it relates to spectrum.
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Barry Lucas - Gabelli & Co. - Analyst
Thanks, Steve.
Operator
David Hebert, Wells Fargo.
David Hebert - Wells Fargo Securities, LLC - Analyst
I wanted to drill down just a little bit on the 5.5 times. It was noted in the press release that it was per Media General's credit agreement and I just wanted to ask what does that imply? Does that imply that includes year one synergies or the fully-loaded $80 million? I just wanted to drill down on that.
Jim Woodward - Media General, Inc. - CFO
Thanks, Dave. This is Jim Woodward. The idea there is that our credit agreement, we'll be adding onto that, so the same terms and conditions that are in that will apply. And as part of the credit agreement we do get to include the year one synergies that are attainable so it does include the number for the year one synergies.
David Hebert - Wells Fargo Securities, LLC - Analyst
Okay. Thank you.
Steve Lacy - Meredith Corporation - Chairman and CEO
David, does that answer your question?
David Hebert - Wells Fargo Securities, LLC - Analyst
Yes, it does. And just to follow up on the EBITDA of over $900 million, does that include the Meredith acquisition that you guys have made over the past year-plus?
Joe Ceryanec - Meredith Corporation - CFO
It does, David. So, on 2016 you'll be able to see the numbers. But the Meredith does include pro forma for the acquisitions we've done really in our FY15, is in that number. The Media General number comes right out of their investor day that was earlier this year. And then you'll notice on the EBITDA number we've included the synergies of $80 million to get to the $940 million.
David Hebert - Wells Fargo Securities, LLC - Analyst
Got it. Thank you very much.
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Steve Lacy - Meredith Corporation - Chairman and CEO

Is that helpful, David, on that slide, to point back to how those numbers come together?

David Hebert - Wells Fargo Securities, LLC - Analyst
Yes, it was, very helpful. Thank you.
Operator
Jason Bazinet, Citi.
Jason Bazinet - Citigroup - Analyst
A two-part question. Given the downward pressure in a lot of the media equity values in the month of July and August, I would've thought that would've been something that made a transaction more difficult, yet you all decided to go ahead anyway, which implies a certain set of urgency or commitment to do in spite of the market volatility. I was wondering if you could just elaborate on that.
And as a related question, given the respective market capitalizations of the two firms prior to this transaction, what was it that caused Meredith to elect to be a seller in this transaction as supposed to a buyer? Was there some tax consideration or something that may not be obvious to us on the outside? Thanks.
Steve Lacy - Meredith Corporation - Chairman and CEO
Thank you. Those are, I think, two very good questions. Obviously, the market could have been more helpful, as we have been working on this over the last month. And I think that relates to everyone personally and professionally.
But the way we really look at this, Jason -- and you know a lot about us over a very long period time -- we can't control what goes on with the market. But we feel very confident about the scale and about the cash flow capability. And while the market has done with the market has done, both of these businesses have remained rock solid in terms of their guidance and in terms of their financial performance. So, that gives us, I believe, a lot of confidence as we go forward about the value of the combination.
So, I would say as we work together our confidence increased, but I don't think we should give any indication that this was about any particular near-term stock market urgency because that was never part of the dialogue and never part of the conversation. And, of course, the valuation will really play forward as it relates to where everybody ends up when we actually close.
Then in terms of the buyer and the seller proposition, we really believe that the structure that we came to, obviously after a lot of dialogue, is really the best structure for both of the existing companies separately but also a structure that we feel really good about going forward. And, again, a lot of that is based on the confidence we have in the fundamental underpinnings of both of these businesses.
But what really holds them altogether, regardless of media platform, really ties back to our total shareholder return strategy which is based on tremendous free cash flow generation. And that is across magazine, digital, and, of course, across local broadcast. What I'm particularly excited about, as you think about the announcement and then more importantly about the closing, that we'll be going into calendar 2016 into what feels like, if you live in Iowa, where Hillary is already running advertising while I'm on my treadmill in the morning; but this could be an opportunity to take advantage of a very robust market, especially with the broadcast business that generates over $2 billion in revenue and is in so many markets across the country.
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One of the challenges for Meredith, historically, was that with a footprint of only about 10% of the TV households, there could be a really aggressive political advertising opportunity but we might not have been in the right place. With this portfolio and with that long list of battleground states that I articulated, we're going to, as a Combined Company, have a much greater opportunity to be in the right place at the right time.

And I mentioned, as well, that when you look at what's important in television, it's the same thing that's important in every media platform. You better be the number one or the number two brand in whatever market you compete. And in over 80% of the places where this combined company will operate we are the number one or the number two player in terms of revenue share. And that is where all the advertising goes, whether it is traditional non-political, or, more importantly, political, when you have the opportunity to really tighten up your rates and take full advantage of that opportunity. So, watch carefully what's ahead for this business.
Jason Bazinet - Citigroup - Analyst
Okay. Very good. Thank you.
Operator
William Bird, FBR Capital Markets.
William Bird - FBR Capital Markets - Analyst
Just a follow-up on the synergies on slide 17, on your net retran synergies, does that just capture the contracted synergies from step up? And could there be further upside given the combined clout of NewCo?
Joe Ceryanec - Meredith Corporation - CFO
Bill, the step up in the rates as the Meredith stations move into the Media General contracts is the lion's share of that number. We have not included what might happen on the network side from a synergy perspective.
William Bird - FBR Capital Markets - Analyst
Okay. And is it fair to say that NewCo will be on a December fiscal?
Joe Ceryanec - Meredith Corporation - CFO
That is correct.
William Bird - FBR Capital Markets - Analyst
Okay, great. Thank you.
Steve Lacy - Meredith Corporation - Chairman and CEO
And we're all unanimously thrilled about that, Bill. That's a great positive.
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William Bird - FBR Capital Markets - Analyst

I second that.

Steve Lacy - Meredith Corporation - Chairman and CEO
It allows everything to line up much better and it makes it a lot easier for you guys to do your work. On the Meredith side, we are happy to move to the Media General December year end. Thank you for your questions.
Operator
Tracy Young, Evercore.
Tracy Young - Evercore Partners - Analyst
Two follow-up questions. The digital synergies -- are you expecting that to come from back office or do you think that you'll be able to leverage what Media General had on your business? And then also on the spectrum question, if I could just follow up, Media General has given a range of $2 to $4 per share. We actually estimate closer to $4 to possibly even $5 per share, given they have 16 multichannel stations and if they continue to operate even with selling some of their spectrum. So, you think that that would continue to be a potential opportunity going forward? Thank you.
Steve Lacy - Meredith Corporation - Chairman and CEO
On the digital side, obviously, both of these companies have always operated with very tight financial controls. So, we will go through all of the businesses and make sure we're taking best advantage of how we should be organized. But we believe that the vast majority of the digital synergies, again, really relate to taking the very broad distribution that comes together from these combined companies, 200 million monthly unique visitors, and taking the content creation capabilities of the Meredith national brands and very aggressively marketing those from a revenue perspective.
I believe that the vast majority of the opportunity we will see will be on top-line growth. But we will, of course, go through and make sure we're operating tightly and efficiently. And, again, from a spectrum perspective, the stance that each company has taken separately is really unchanged as we look at the combination going forward.
Tracy Young - Evercore Partners - Analyst
Okay. Thank you.
Operator
Jim Goss, Barrington Research.
Jim Goss - Barrington Research - Analyst
Thank you. A couple of questions. First one, regarding the structure of the deal, the 65/35 ownership split, if done a little bit differently in terms of EBITDA split or something, might've been more like 60/40 or even a little bit closer without the cash payment to Meredith shareholders. What was the motivation to effectively pay down some of the Meredith shareholders in coming to the end game?
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Steve Lacy - Meredith Corporation - Chairman and CEO
Again, as you can imagine as we went through the dialogue over recent months, we looked at a variety of structures. And, of course, as we mentioned earlier on the call, the market was a bit erratic during this time period. And we have come to the structure that we announced today that we really feel is the best structure as we go forward and the one that we have really locked in on and approved. And we think it makes really the most sense for the combined companies as we go forward.
Jim Goss - Barrington Research - Analyst
Okay. And then regarding the branded businesses that originated in publishing, is there a way to frame the usage versus revenue generation right now in terms of digital versus print mix? And, also, could you talk a little more about how ad-tech will be used to drive results?
Steve Lacy - Meredith Corporation - Chairman and CEO
Again, on the national side, the vast majority of the content that is in fact monetized in the digital business really originates at a brand level, whether that be a photo shoot, whether that be a recipe, whatever the case may be. And the limitation that we have historically had has really been our scale in terms of the opportunity to monetize that.
On the flip side, some of the assets that Vince and his team have brought together, especially as it relates to video content creation, are very desirable to our large female audience. And we are constantly sold out in terms of our ability to create video fast enough to satisfy the audience. Some of that content goes both ways, but again the vast majority of the content used in our digital business really originates around multi-platform content creation around our national brand. And so that's how it will go back and forth.
Both of our companies are really aggressively involved in the programmatic space and utilization of ad-tech platforms to really improve the yields that we generate and move more of our traffic to the premium level of pricing in the marketplace. Some of those capabilities that Meredith owns, such as Selectable Media, will be moved aggressively across into the broad distribution for Media General, and some of the capabilities for Media General work particularly well in Meredith. And, Vince, you have been very close to that. You might add to how you think some of the capabilities for Media General would work on our audience in Meredith
Vince Sadusky - Media General, Inc. - CEO
Yes. I think both companies have been very digitally focused. My comments earlier around national media, Meredith has a long history of providing solutions for advertisers that emanate from print and have migrated on over to digital. And that just plays perfectly into the digital assets that Media General put together.
Steve Lacy - Meredith Corporation - Chairman and CEO
Jim, did we answer your questions?
Jim Goss - Barrington Research - Analyst
Yes. And if I might add one more, just in terms of over-the-top as a threat versus opportunity, I know you'd be participating, if CBS is your biggest alliance, you're certainly part of the CBS all access. I assume you have similar deals with the other networks. Can you talk about in terms of your being able to negotiate those positions versus the network or whether it's a good partnership and how you feel that's going to work out?
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Steve Lacy - Meredith Corporation - Chairman and CEO
I'm going to take that more broadly and then we really have time for one more question and then we'll let everybody get back to work. I step back from that a little bit and I think I would go back again to one of the statistics we shared this morning, that in 80% of our marketplaces we operate as the number one or the number two local content creation business in that space. The vast majority of what we value and what we create is, in fact, the local content. That's where our great content monetization capabilities are.

And, really, regardless of how that is delivered to the individual consumer, we believe that we're in a strong position to take advantage of that. And in certain cases with some of these deals if they really catch on, we might even be in a better position than we are with the existing cable or satellite provider. But what's really most important is the measurement of audience and revenue share in those markets because that's the most valuable content that's being monetized. Does that make sense to you, Jim?
Jim Goss - Barrington Research - Analyst
Sure. And thanks very much.
Operator
David Bank, RBC Capital Markets.
David Bank - RBC Capital Markets - Analyst
Thanks for getting me in there. It's Dave and Leo Kulp. We're tag teaming here. First off, Steve and Vince, congratulations. And my sympathies -- I think a lot of us were roasting marshmallows this weekend and I'm guessing you guys were not. (laughter)
We have two questions. The first is, you're really undertaking this transaction, I think, in our view, in an environment of unprecedented change in what appears to be an unprecedentedly short time in the media landscape. To us, on some level, just knowing what the world looks like when the deal is expected to close in June is quite challenging. You've got the ability of broadcasters to finally catch up on their structural under-compensation versus cable channels, the potential for the first time for you ever to monetize the spectrum to the incentive auction. Clearly we think you're going to be included in most of these emerging digital MVPD platforms. You should be able to extend your print franchises in premium online video. The near term you've got the political stuff and this is going to be a huge season.
But on the other hand, you've got the potential for cord cutting accelerating, the SEC exploring the totality of circumstance test and retrans negotiations, the shifting landscape in viewership trends, networks fighting for their share of re-trans dollars -- these kind of -- on the other side, a little bit of uncertainties. My question is for Steve and Vince. As your Boards thought about the future of the two companies together, how did this amazing amount of change in a short period of time factor into the rationale for your vision of the combination of, why now? And then, I'm sorry, we have a follow-up after that. Thanks.
Vince Sadusky - Media General, Inc. - CEO
I'll jump in, and then Steve will follow up, David. From my perspective, there has been a terrific amount of change in the media landscape. There's no question. I wouldn't necessarily say unprecedented, meaning the trends on lives, viewership, what's going on, on the digital front, I think those have been things that we've been acutely aware of for many years. And the things you articulated we've really viewed a lot of those things as opportunities, with the growth and participation in subscriber fees being critical paradigm shift and one that was absolutely necessary and warranted by our industry and continued upside opportunity.
These just amazing viewership levels we still enjoy on the local television side and the opportunity to participate in marketing solutions nationally with digital businesses and great brands. To me, there's a great positioning opportunity for this company going forward. And given the changes
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taking place in the industry and the trends, it's been Media General's view and Media General's predecessor company's view, to just be able to have terrific scale and resources to have marketing solutions; to be able to do things like invest in new content, whether it's digital or television; to be able to bring great marketing minds around the table to solution solve.

At the end of the day there's a terrific amount of marketing dollars that will continue to be spent in the US and it's critical for those brands to get their messages across. And increasingly, brands are looking for opportunities to have very streamlined and efficient buy from a fewer number of entities. And that's why I think this combination just makes so much sense. If further consolidates and brings together a terrific amount of resources with real national scale.
Steve Lacy - Meredith Corporation - Chairman and CEO
And I think that Vince really said it all. And all I would add to that, again, is if you step back and you are in the local marketplace, especially what has happened to other forms of local media, we are without a doubt the most effective mechanism to drive the consumer to a retail outlet, whether that be an automobile dealer or the Home Depot on Saturday morning. And that's what matters most and that is why we continue to generate tremendous cash flow. And I really see that as the opportunity going forward.
And we've got time for a quick answer to your final question then I need to let everybody get back to work. What's your other question, David?
Leo Kulp - RBC Capital Markets - Analyst
Thanks, Steve. This is Leo. Can you provide some color around your acquisition strategy going forward? Do you expect to continue to focus on the top 50 to 75 markets or are you going to move into some of the small markets there?
Steve Lacy - Meredith Corporation - Chairman and CEO
Again, as I always remind my Board, this is not like shopping at retail. We have to carefully evaluate what comes to the market. We do have, again, across all of our major platforms our target list. And we really look more on the discounted cash flow opportunity that comes from the transaction. Both companies have always focused on Big four affiliates and have always focused on being the number one or number two audience and revenue share in the local market because that's really where the money comes from.
Again, we want to thank everyone who participated on the call this morning and in particular the hard work that came from a large group of people both at Media General and at Meredith over the last few days and weeks, along with our advisors, that got us to the position to make this announcement. And we are moving aggressively toward what is the most important next step which is dealing with our overlaps in the six markets and detailed integration plans that will really allow us to take the best advantage of the capabilities from both of these very long line businesses and deliver very strong, as we said earlier, top-quartile total shareholder returns as we go forward with the Combined Company.
We will be available, of course, for follow-on calls. Please feel free to reach out to Mike Lovell and we'll get the right people on the phone to answer whatever questions you might have. Thank you very much for participating and we look forward to more dialogue as we go forward
Operator
Ladies and gentlemen, that does conclude our conference for today. Thank you for your participation and for using AT&T teleconference. You may now disconnect.
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SEPTEMBER 08, 2015 / 12:30PM, MEG - Media General to Acquire Meredith Corp - Conference Call
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Attached is mandatory language that has to be included in any communication about the merger.

NO OFFER OR SOLICITATION
This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
This communication is not a solicitation of a proxy from any shareholder of Media General, Inc. (“Media General”) or Meredith Corporation (“Meredith”). In connection with the Agreement and Plan of Merger by and among Media General, Montage New Holdco, Inc. (to be renamed Meredith Media General Corporation after closing) (“Meredith Media General”), Meredith and the other parties thereto (the “Merger”), Media General, Meredith Media General and Meredith intend to file relevant materials with the Securities and Exchange Commission ("SEC"), including a Registration Statement on Form S-4 filed by Meredith Media General that will contain a joint proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDIA GENERAL, MEREDITH, MEREDITH MEDIA GENERAL AND THE MERGER. The Form S-4, including the joint proxy statement/prospectus, and other relevant materials (when they become available), and any other documents filed by Media General, Meredith and Meredith Media General with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. The documents filed by Media General and Meredith Media General may also be obtained for free from Media General’s Investor Relations web site (http://www.mediageneral.com/investor/index.htm) or by directing a request to Media General’s Investor Relations contact, Courtney Guertin, Director of Marketing & Communications, at 401-457-9501. The documents filed by Meredith may also be obtained for free from Meredith’s Investor Relations web site (http://ir.meredith.com) or by directing a request to Meredith’s Shareholder/Financial Analyst contact, Mike Lovell, Director of Investor Relations, at 515-284-3622.
PARTICIPANTS IN THE SOLICITATION
Media General and Meredith and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of either Media General or Meredith in connection with the Merger. Information about Media General’s directors and executive officers is available in Media General’s definitive proxy statement, dated March 13, 2015, for its 2015 annual meeting of shareholders. Information about Meredith’s directors and executive officers is available in Meredith’s definitive proxy statement, dated September 26, 2014, for its 2014 annual meeting of shareholders. Other information regarding the participants and description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4 and the joint proxy statement/prospectus regarding the Merger that Meredith Media General will file with the SEC when it becomes available.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Media General, Meredith and Meredith Media General's control.
Statements in this document regarding Media General, Meredith and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the methods that will be used to finance the transaction, the impact of the transaction on anticipated financial results, the synergies from the proposed transaction, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond the control of Media General and Meredith. In particular, projected financial information for the combined company is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Media General or Meredith. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied and the transaction may not close; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the combined company’s ability to achieve the synergies and value creation contemplated by the proposed transaction; management’s ability to promptly and effectively integrate the businesses of the two companies; the diversion of management time on transaction-related issues; change in national and regional economic conditions, the competitiveness of political races and voter initiatives, pricing fluctuations in local and national advertising, future regulatory actions and conditions in the television stations’ operating areas, competition from others in the broadcast television markets served by Media General and Meredith, volatility in programming costs, the effects of governmental regulation of broadcasting, industry consolidation, technological developments and major world news events.
For more discussion of important risk factors that may materially affect Media General, Meredith and Meredith Media General, please see the risk factors contained in Media General's Annual Report on Form 10-K for its fiscal year ended December 31, 2014 and Meredith's Annual Report on Form 10-K for its fiscal year ended June 30, 2015, both of which are on file with the SEC. You should also read Media General’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015. Except as specifically noted, information on, or accessible from, any website to which this website contains a hyperlink is not incorporated by reference into this website and does not constitute a part of this website.
No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Media General, Meredith or the combined company. None of Media General, Meredith nor Meredith Media General assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.